EXHIBIT 21.1

List of Subsidiaries of Yubo International Biotech Limited

Legal Name of the Subsidiary	Jurisdiction

Platinum International Biotech Co., Ltd.	Cayman Islands

Platinum International Biotech (Hong Kong) Limited	Hong Kong

Yubo International Biotech (Chengdu) Limited	China

Yubo Global Biotechnology (Chengdu) Co., Ltd.	China